UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

SOS Limited (the “Company”) furnished with the Securities and Exchange Commission a report on Form 6-K on July 15, 2024 (the “Original 6-K”). The Company is furnishing this Form 6-K/A in order to correct an inadvertent clerical error contained in Exhibit 99.1 under “RECORD DATE, SHARE OWNERSHIP AND QUORUM” furnished on the Original Form 6-K. No other portion of the Original Form 6-K is being amended hereby.

SOS Limited furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of SOS Limited to be held on August 15, 2024 (the “2024 AGM”)
99.2	Form of Proxy for the 2024 AGM (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the Securities and Exchange Commission on July 15, 2024)
99.3	Depositary’s Notice of 2024 AGM (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed with the Securities and Exchange Commission on July 15, 2024)
99.4	Voting Instructions of American Depositary Shares for the 2024 AGM (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K filed with the Securities and Exchange Commission on July 15, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 19, 2024	SOS Limited

	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

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